Exhibit 99.1

Eco Wave Power Featured for Second Time in NVIDIA Founder and CEO Jensen Huang's GTC Keynote, as Company Advances Taiwan Wave Energy Project

TAIPEI, Taiwan, June 2, 2026 -- Eco Wave Power Global AB (publ) (NASDAQ: WAVE), a leading onshore wave energy technology company, today announced that its technology was featured for the second time in an NVIDIA GTC keynote presentation, this time during NVIDIA Founder and CEO Jensen Huang's GTC Taipei 2026 keynote, highlighting the growing role of digital twins and simulation technologies in the optimization of real-world infrastructure.

The latest appearance follows Eco Wave Power's inclusion in NVIDIA's GTC San Jose keynote presentation in March 2026, marking the second time within approximately three months that Eco Wave Power's technology has been showcased during a flagship NVIDIA GTC keynote.

During the GTC Taipei keynote, Eco Wave Power's technology appeared as part of NVIDIA's showcase of digital twin, simulation, and physical infrastructure applications. The presentation included a digital representation of Eco Wave Power's wave energy technology displaying operational wave and system parameters and demonstrating how advanced simulation technologies can support the optimization of energy infrastructure.

The appearance comes as Eco Wave Power continues to advance the development of its wave energy project in Taiwan. Earlier this year, the Company's local partner, I-Ke International Ocean Energy Co., secured the land use agreement for Eco Wave Power's planned pilot installation at Suao Port, Taiwan, representing a key milestone toward deployment of the Company's technology in one of Asia's most important technology and industrial markets.

Taiwan plays a central role in the global technology and semiconductor ecosystem and is increasingly at the forefront of AI infrastructure development. Eco Wave Power believes that intelligent renewable energy technologies, supported by digital twins, predictive analytics, and AI-based optimization tools, can play an important role in helping address the growing electricity demands associated with the expansion of AI infrastructure.

"We are honored to see Eco Wave Power's technology featured for a second time during an NVIDIA GTC keynote presentation," said Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power. "It is especially meaningful that this recognition occurred in Taiwan, where we are actively advancing our upcoming wave energy project. As AI continues to reshape industries worldwide, the importance of intelligent, digitally optimized energy infrastructure is becoming increasingly evident. We believe that wave energy, supported by AI-driven monitoring, simulation, and optimization tools, can play an important role in helping meet the growing electricity demands of the AI era."

The appearance builds upon Eco Wave Power's growing focus on AI-driven technologies. The Company continues to explore the use of artificial intelligence, predictive analytics, and digital twin technologies through its U.S. subsidiary and across its global portfolio of projects in Israel, the United States, Portugal, Taiwan, India, and additional international markets. Replays of NVIDIA Founder and CEO Jensen Huang's GTC keynote presentations are publicly available, with Eco Wave Power's technology featured at approximately 0:37 in the NVIDIA GTC San Jose keynote (https://www.youtube.com/watch?v=jw_o0xr8MWU&t=37s) and at approximately 18:02 in the NVIDIA GTC Taipei 2026 keynote (https://www.youtube.com/watch?v=wSp6AiNIrsY&t=1082s), marking the Company's second appearance in a flagship NVIDIA GTC keynote within approximately three months.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise, driven in part by the rapid growth of artificial intelligence, data centers, and digital infrastructure, Eco Wave Power is positioning its technology as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit:

www.ecowavepower.com

Press inquiries:

info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the advancement of its planned wave energy pilot installation at Suao Port, Taiwan, its belief that intelligent renewable energy technologies, supported by digital twins, predictive analytics, and AI-based optimization tools, can play an important role in helping address the growing electricity demands associated with the expansion of AI infrastructure, that the Company continues to explore the use of artificial intelligence, predictive analytics, and digital twin technologies through its U.S. subsidiary and across its global portfolio of projects in Israel, the United States, Portugal, Taiwan, India, and additional international markets, and the positioning of its technology as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.